SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                                 CNH Global N.V.
                           (Formerly New Holland N.V.)
                                (Name of Issuer)

                  Common Shares, par value Euro 2.25 per share
                         (Title of Class of Securities)

                                   N20935 20 6
                                 (CUSIP Number)


                           John A. Marzulli, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                         April 7, 2003 and April 8, 2003
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. N20935 20 6
--------- ----------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Fiat Netherlands Holding N.V. (formerly New Holland Holdings N.V.)
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

          (a)
          (b)
--------- ----------------------------------------------------------------------
3         SEC Use Only
--------- ----------------------------------------------------------------------
4         Source of Funds (See Instructions)

          AF
--------- ----------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------- ----------------------------------------------------------------------
6         Citizenship or Place of Organization

          Fiat Netherlands Holding N.V. is organized under the laws of the Kingdom of The Netherlands
-------------------------------- ----- -----------------------------------------
 NUMBER OF SHARES BENEFICIALLY   7     Sole Voting Power
           OWNED BY
             EACH                      0
       REPORTING PERSON
             WITH
-------------------------------- ----- -----------------------------------------
                                 8     Shared Voting Power

                                       211,866,037*
-------------------------------- ----- -----------------------------------------
                                 9     Sole Dispositive Power

                                       0
-------------------------------- ----- -----------------------------------------
                                 10    Shared Dispositive Power

                                       211,866,037*
--------- ----------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          211,866,037*
--------- ----------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          91.7%*
--------- ----------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

           CO
--------- ----------------------------------------------------------------------




--------------------
* The amounts reflected in rows 8, 10 and 11 and the percentage reflected in row 13 were calculated after accounting for the 1-for-5 reverse stock split effected by the Issuer on April 1, 2003 and assuming the full conversion of the Series A Preference Shares on April 8, 2003, both as described more fully in Item 5 of this Amendment.

CUSIP No. N20935 20 6
--------- ----------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Fiat S.p.A.
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

          (a)
          (b)
--------- ----------------------------------------------------------------------
3         SEC Use Only

--------- ----------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------- ----------------------------------------------------------------------
6         Citizenship or Place of Organization

          Fiat S.p.A. is organized under the laws of Italy
-------------------------------- ------ ----------------------------------------
 NUMBER OF SHARES BENEFICIALLY   7      Sole Voting Power
           OWNED BY
             EACH                       0
       REPORTING PERSON
             WITH
-------------------------------- ------ ----------------------------------------
                                 8      Shared Voting Power

                                        211,866,037*
-------------------------------- ------ ----------------------------------------
                                 9      Sole Dispositive Power

                                        0
-------------------------------- ------ ----------------------------------------
                                 10     Shared Dispositive Power

                                        211,866,037*
--------- ----------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          211,866,037*
--------- ----------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          91.7%*
--------- ----------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

          HC, CO
--------- ----------------------------------------------------------------------




--------------------
* The amounts reflected in rows 8, 10 and 11 and the percentage reflected in row 13 were calculated after accounting for the 1-for-5 reverse stock split effected by the Issuer on April 1, 2003 and assuming the full conversion of the Series A Preference Shares on April 8, 2003, both as described more fully in Item 5 of this Amendment.

         This Amendment No. 4 (this "Amendment") amends the Statement on
Schedule 13D/A filed with the Securities and Exchange Commission by Fiat Netherlands Holdings N.V. ("Holdings"), and Fiat S.p.A. ("Fiat"), on June 17, 2002 that amended and restated the Statement on Schedule 13D filed by Holdings and Fiat, as previously amended (the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration

                  Item 3 is hereby supplemented and amended by the insertion of the following at the end thereof:

                  "On April 3, 2003 and April 4, 2003, Fiat, Sicind S.p.A, a corporation incorporated under the laws of Italy and a wholly owned subsidiary of Fiat ("Sicind"), and the Issuer entered into two Issue and Subscription Agreements (collectively, the "Series A Subscription Agreement") whereby, on April 7, 2003 the Issuer issued an aggregate of 4,800,000 shares of the Issuer's Series A preference shares of par value Euro 2.25 (the "Series A Preference Shares") and on April 8, 2003 the Issuer issued an aggregate of 3,200,000 Series A Preference Shares to Fiat and Sicind in exchange for the contribution by Fiat and Sicind of an aggregate of U.S. $2,000,000,000 to the Issuer in the form of receivables owed by the Issuer to Fiat and Sicind. Pursuant to the terms of the Series A Subscription Agreement, the 8,000,000 Series A Preference Shares issued to Fiat and Sicind are convertible into 100,000,000 Shares (on a post-reverse stock split basis) as set forth in the Series A Subscription Agreement and described in Item 6 below. On April 7 and 8, 2003, Fiat and Sicind contributed an aggregate of 8,000,000 Series A Preference Shares to Holdings pursuant to two Deeds of Issue, Subscription and Contribution among Fiat, Sicind, Holdings and the Issuer, dated as of April 7 and 8, 2003 (the "Deeds of Contribution"). Copies of the Series A Subscription Agreement and the Deeds of Contribution are filed as exhibits hereto and incorporated herein by reference."

Item 4.           Purpose of Transaction

                  Item 4 is hereby supplemented and amended by the insertion of the following new paragraph before the penultimate paragraph thereof:

                  "Item 3 of this Amendment is hereby incorporated by reference in this Item 4. The purpose of the Series A Subscription Agreement is to enable the Issuer to retire U.S. $2,000,000,000 principal amount of short-term and long-term indebtedness owed by the Issuer to Fiat and Sicind."

Item 5.           Interest in Securities of the Issuer

                  The first paragraph of Item 5 (a) - (b) is hereby amended and restated in its entirety by the insertion of the following new paragraphs:

                  "According to the Form 6-K filing of the Issuer filed on April 1, 2003, on such date, the Issuer effected a 1-for-5 reverse stock split, with fractional shares being exchanged for payments in cash. After accounting for such reverse stock split, Holdings directly beneficially owned and Fiat indirectly beneficially owned 111,866,037 Shares which represented 85.3% of the 131,121,494 Shares then outstanding.

                  Assuming the full conversion of the Series A Preference Shares into 100,000,000 Shares, at the close of business on April 8, 2003, Holdings directly beneficially owned and Fiat indirectly beneficially owned 211,866,037 Shares which represented approximately 91.7% of the 231,121,494 Shares then outstanding. Holdings and Fiat share voting and dispositive power over all of the 211,866,037 Shares so owned.

                  Holders of Series A Preference Shares are entitled to vote with holders of the Shares on all matters presented to the shareholders of the Issuer for a vote. Prior to conversion into Shares, the holders of Series A Preference Shares are entitled to one vote per Series A Preference Share."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Item 6 of the Schedule 13D is hereby supplemented and amended by the insertion of the following new paragraph after the last paragraph thereof:

                  "On April 3, 2003 and April 4, 2003, Fiat, Sicind and the Issuer entered into the Series A Subscription Agreement whereby, on April 7, 2003 the Issuer issued an aggregate of 4,800,000 Series A Preference Shares and on April 8, 2003 the Issuer issued an aggregate of 3,200,000 Series A Preference Shares to Fiat and Sicind in exchange for the contribution by Fiat and Sicind of an aggregate of U.S. $2,000,000,000 to the Issuer in the form of receivables owed by the Issuer to Fiat and Sicind. Pursuant to the terms of the Series A Subscription Agreement, Fiat and Sicind received a total of 8,000,000 Series A Preference Shares that are convertible into 100,000,000 Shares (on a post-reverse stock split basis). On April 7 and 8, 2003, Fiat and Sicind contributed an aggregate of 8,000,000 Series A Preference Shares to Holdings. The Series A Preference Shares will automatically convert into 100,000,000 Shares (on a post-reverse stock split basis) if the average closing price per Share over a period of 30 consecutive trading days is greater than $24.00 per share at any time through and including December 31, 2006, or $21.00 per share at any time on or after January 1, 2007. The market price of the Shares at the close of business of the New York Stock Exchange on April 7, 2003 was U.S. $8.05. In connection with this transaction, Fiat and Sicind entered into a Registration Rights Agreement with the Issuer dated April 8, 2003, whereby the Issuer granted certain registration rights to Fiat and Sicind."

Item 7.           Material to be Filed as Exhibits.

                  99.7 Issue and Subscription Agreement among Fiat S.p.A., Sicind S.p.A. and CNH Global N.V. dated as of April 3, 2003.

                  99.8 Issue and Subscription Agreement among Fiat S.p.A., Sicind S.p.A. and CNH Global N.V. dated as of April 4, 2003.

                  99.9 Deeds of Issue, Subscription and Contribution among Fiat S.p.A., Sicind S.p.A., Fiat Netherlands Holding N.V. and CNH Global N.V. dated as of April 7 and 8, 2003.

                  99.10 Registration Rights Agreement among Fiat S.p.A., Sicind S.p.A. and CNH Global N.V. dated as of April 8, 2003.

                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    April 10, 2003

                                     FIAT NETHERLANDS HOLDING N.V.



                                     By:    /s/Guilio Merlani
                                        --------------------------
                                        Name: Giulio Merlani
                                        Title: Vice President



                                     FIAT S.p.A.


                                     By:    /s/Bruno Cova
                                        --------------------------
                                        Name: Bruno Cova
                                        Title: Senior Vice President and
                                                 General Counsel

                                INDEX TO EXHIBITS


Exhibit             Exhibit
Number

99.7 Issue and Subscription Agreement among Fiat S.p.A., Sicind S.p.A. and CNH Global N.V. dated as of
                    April 3, 2003.

99.8 Issue and Subscription Agreement among Fiat S.p.A., Sicind S.p.A. and CNH Global
                    N.V. dated as of April 4, 2003.

99.9 Deeds of Issue, Subscription and Contribution among Fiat S.p.A., Sicind S.p.A., Fiat Netherlands Holding N.V. and CNH Global N.V. dated as of April 8, 2003.

99.10 Registration Rights Agreement among Fiat S.p.A., Sicind S.p.A. and CNH Global N.V. dated as of April 8, 2003.